Exhibit 99

May 21, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure – Investment in Sewa Grih Rin Limited

We wish to inform you that HDFC Bank Limited (the “Bank”), currently holding an equity stake of 6.48% on a fully diluted basis in Sewa Grih Rin Ltd (“SGRL”), has signed definitive documents, pursuant to which, the Bank has, subject to fulfilment of certain conditions, committed to invest an amount of Rs. 17,32,76,695, for an equity stake of 1.81% (on a fully diluted basis) in SGRL, as a part of a larger issuance of equity shares (“Equity Raise”) by SGRL. On consummation of the Equity Raise, which is subject to certain conditions, including regulatory approval (which is expected in 7 months), HDFC Bank Limited’s equity stake would be diluted to 3.51% (on a fully diluted basis) on the expanded capital base of SGRL.

a.	Name of the target entity, details in brief as size, turnover etc.	Sewa Grih Rin Limited For the financial year ended March 31, 2023 for SGRL: Total income: Rs. 94.22 crore Total assets: Rs. 774.53 crore
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

The transaction for acquisition of equity shares does not constitute a related party transaction.

As on date, HDFC Life Insurance Company Limited, is a shareholder of SGRL.

The Bank and its subsidiaries in the ordinary course of business have/may have business dealings with SGRL at an arm’s length basis.

c.	Industry to which the entity being acquired belongs	Housing Finance
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Financial investment
e.	Brief details of any governmental or regulatory approvals required for the acquisition	The Equity Raise would require RBI approval.
f.	Indicative time period for completion of the acquisition	7 months (on an indicative basis)
g.	Nature of consideration – whether cash consideration or share swap and details of the same	Total cash consideration of Rs. 17,32,76,695/- for partly paid-up equity shares which are to be fully paid up over two tranches; the first tranche would be 25% of the total cash consideration to be paid upfront at the time of allotment of the equity shares and the remainder payable on the 364th day from the date of allotment of the equity shares.

h.	Cost of acquisition or the price at which the shares are acquired	Total consideration of Rs. 17,32,76,695.
i.	Percentage of shareholding / control acquired and / or number of shares acquired	Equity stake of 1.81% (on a fully diluted basis) in SGRL for an investment amount of Rs. 17,32,76,695
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Sewa Grih Rin Limited is a Housing Finance Company registered under Section 29A of the National housing Bank Act, 1987 vide Registration Certificate 01.0118.15 dated January 24, 2015. SGRL is an affordable housing finance company with a special focus on advancing the property rights of women in the informal sector.

Date of Incorporation: July 18, 2011

Total income of SGRL for the last 3 financial years (ended March 31st):

FY21: Rs. 46.80 crore

FY22: Rs. 54.34 crore

FY23: Rs. 94.22 crore

Country of Presence: India

The aforesaid disclosure is made on a voluntary basis. You are requested to take note of the above

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary